PROSPECTUS SUPPLEMENT TO                              Pursuant to Rule 424(b)(2)
PROSPECTUS DATED JULY 12, 2002              Registration Statement No. 333-92058

                                 500,000 Shares

                               APHTON CORPORATION

                                  Common Stock

     We are offering 500,000 shares of common stock pursuant to this prospectus supplement.

     Our common stock is listed on the Nasdaq National Market under the symbol "APHT." On February 20, 2003, the last reported sales price of our common stock on the Nasdaq National Market was $2.92 per share.

     Investing in our common stock involves risks. Before investing in our common stock, you should read this prospectus supplement and the attached prospectus carefully, including the discussion of risks in "Risk Factors" beginning on page 4 of the attached prospectus.

                              --------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ---------------------

                                                 Per Share               Total

Public offering price............................  $ 2.96             $1,480,000
Placement agent's discounts and commissions......  $ 0.18               $ 88,800
Proceeds to us, before expenses..................  $ 2.78             $1,391,200


                            -------------------------

     Wharton Capital Markets, LLC is acting as our placement agent in connection with this offering and is using its best efforts to introduce us to investors. Wharton Capital has no commitment to buy any of the shares. We are offering the shares on an all or none basis only to selected institutional investors. See "Plan of Distribution" on page S-8 of this Prospectus Supplement.

           The date of this Prospectus Supplement is February 21, 2003

                               SUMMARY

     The following summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the attached prospectus, including "Risk Factors" beginning on page 4 of the attached prospectus, the financial statements, and other information incorporated by reference in this prospectus before making an investment decision.

     Aphton Corporation is a biopharmaceutical company developing products using its innovative targeted immunotherapy technology for neutralizing hormones that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. Aphton has strategic alliances with Aventis Pasteur for treating gastrointestinal system and other cancers with G17DT in North America and Europe; GlaxoSmithKline for reproductive system cancer and non-cancer diseases worldwide; and others.

     Aphton is conducting one Phase III and three Phase II clinical trials. Aphton's anti-gastrin targeted therapy induces antibodies in patients that bind to both gastrin 17 and gly-gastrin and remove them from circulation before they can bind to the cancer cell and initiate cell growth. Gastrin 17 and gly-gastrin are believed to be central growth factors, or the initiating signals, for cell growth, cell proliferation and metastasis (spread) in gastric, i.e. stomach, pancreatic, esophageal, colorectal and other gastrointestinal (GI) system cancers. This signaling program is accomplished by gastrin binding to the large numbers of gastrin receptors which appear, de novo, in the great majority of cases, on tumor cell surfaces throughout the gastrointestinal system. Interrupting this process by immunizing the patient with Aphton's anti-gastrin immunogen is a precisely "targeted" immunotherapy. This specificity of targeting only cancer cells occurs because gastrin is not normally secreted and gastrin receptors are not normally found on cells in the GI system, unless they are malignant, or on the path to malignancy (except for those cells involved with normal acid secretion).

     Recent findings have shown that inhibiting gastrin not only inhibits cell growth, proliferation and metastasis directly, but also "unblocks" a central pathway leading to cell-suicide (apoptosis). This tilts the balance, from cell growth, to cell suicide. This effect is amplified synergistically when Aphton's drug is given together with a chemotherapeutic drug. Gastrin also stimulates the secretion and expression of other important growth factors and receptors within and on the surfaces of the cancer cells involved in tumor growth. Hence, inhibiting gastrin inhibits all of the foregoing factors contributing to tumor growth and spread, while simultaneously opening a central pathway to cell suicide. Aphton's anti-gastrin targeted therapy adds a biological dimension to the treatment of gastrointestinal cancers.





         Our rate of expenditure during the year ended December 31, 2002 averaged approximately $3.3 million per month compared to a rate of expenditure of $2.8 million per month during the eleven months ended December 31, 2001. We anticipate that our existing capital resources, which consist primarily of cash and short-term cash investments, including the proceeds from the sale of our common stock issued hereunder, the concurrent sale of unregistered warrants, proceeds from the issuance of the Series A Convertible Debenture to Aventis Pasteur and interest thereon, will enable us to maintain a range of operations into the first quarter of 2003. We are negotiating with Aventis Pasteur and other collaborative partners to obtain upfront payments and milestone payments and royalties as part of, and in return for, granting certain worldwide and other additional licensing rights to our products and technologies (see "Recent Developments" on page S-4 of this Prospectus Supplement). If we are successful in negotiating and completing such a transaction, it could provide us with substantial funds immediately and over time. If adequate funds do not become available as a result of our current negotiations, further sale of our equity securities or otherwise, we may be required to delay, reduce the scope of, or eliminate some or all of our research or development programs. In addition, we may be required to obtain funds through arrangements with other collaborative partners that may require us to negotiate agreements which may be less than favorable to us, if we are able to secure them at all. Our working capital and capital requirements depend on numerous factors, including the following:

          o the progress of our research and development program, preclinical testing and clinical trials;

          o    the timing and cost of obtaining regulatory approvals;

          o the levels of resources that we devote to product development, manufacturing and marketing capabilities;

          o    technological advances;

          o    competition;

          o collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources; and

          o entering into a definitive agreement and completion of the proposed transactions with Aventis Pasteur (see "Recent Developments" on page S-4 of this Prospectus Supplement).

                                  THE OFFERING

     Shares of common stock offered by Aphton: 500,000

     Shares of common stock to be outstanding after this offering: 24,701,639

     The number of shares of common stock outstanding after this offering excludes (1) 150,000 shares of our common stock issuable upon the exercise of the unregistered warrants we will sell in a private placement concurrently with this offering, (2) approximately 3,700,000 shares of our common stock that, as of the date of this prospectus supplement, we had reserved for issuance upon the exercise of options and awards currently outstanding or that may in the future be outstanding under our stock-based compensation plans, and (3) shares of our common stock issuable upon the conversion of the outstanding principal amount and accrued interest of the Series A Convertible Debenture.

     Concurrently with the sale of our common stock hereunder, we have entered into a separate warrant agreement to sell 150,000 of unregistered warrants in a private placement at a purchase price of $0.125 per warrant. Each such unregistered warrant has registration rights and entitles the holder thereof to purchase a share of our common stock at a price of $2.96 per share at any time on or before February 26, 2008.

     We intend to use the proceeds of this offering for general corporate purposes, including to fund Aphton's on-going clinical trials and operations while Aphton negotiates with Aventis Pasteur to structure a worldwide agreement that could provide substantial funds to Aphton, immediate and over time, if and when negotiations are successfully concluded. See "Use of Proceeds," on page 13 of the attached prospectus for more information regarding our use of proceeds from this offering.

                               RECENT DEVELOPMENTS

     We announced on December 19, 2002 that we received an official notice from the Therapeutic Goods Administration (TGA), the regulatory authority in Australia equivalent to the U.S. Food and Drug Administration, granting our anti-gastrin G17DT Immunogen Orphan-Drug status for treatment of both gastric (stomach) cancer and pancreatic cancer. Unlike in the United States, the Australian orphan-drug designation automatically confers priority evaluation for the drug ahead of other evaluations.


     On December 20, 2002, we issued and sold a convertible, redeemable, 5-year $3 million interest bearing debenture (note) to Aventis Pasteur for proceeds of $3 million. The note is convertible at Aventis Pasteur's option under certain conditions into shares of our common stock, which have registration rights, at a conversion price substantially equivalent to the market price of our common stock at the time of conversion. We have the right and obligation to redeem the note under certain conditions at any time within the next 5 years.


     On the day we issued the note to Aventis Pasteur we also signed a letter of intent to restructure our co-promotion and marketing collaboration agreement with Aventis Pasteur. Consummation of the transactions contemplated by the letter of intent is subject to, among other conditions to be determined by the parties, Aventis Pasteur's completion of due diligence to its satisfaction, approval of the transaction by Aventis Pasteur's and our respective Board of Directors, and negotiation and execution of definitive agreements for the transaction that are mutually agreeable to Aventis Pasteur and us. The transactions contemplated by the letter of intent would include, in part, the granting of exclusive worldwide rights to our active immunization targeting gastrin or its receptor(s), including, but not limited to, G17DT, for all oncology indications, and also to monoclonal antibodies under development by Aphton targeting gastrin or its receptor(s), for all oncology indications. We would receive an initial payment under the restructured agreement, and would be entitled to receive milestone payments upon achieving certain goals and royalties on sales. Aventis Pasteur would be responsible for the cost of all pre-clinical, clinical development and registration activities. The transactions contemplated by the letter of intent may not be completed and we may not be able to execute a definitive agreement with Aventis Pasteur on acceptable terms, if at all.


     On February 7, 2003, we reported an interim analysis of tumor response results from our clinical trial with patients with metastatic stomach cancer who were treated with our G17DT and chemotherapy consisting of cisplatin and 5FU. This report follows interim response results we reported at the American Society of Clinical Oncology (ASCO) on May 17, 2002, with an overall tumor response rate of 48.3% and an interim report dated July 31, 2002, with an overall tumor response rate of 51.4%. A total of 103 patients were enrolled, of which 73 were evaluable and reported upon on February 7, 2003. 37 patients had either a partial or a complete tumor response, for an overall tumor response rate of 51%. Two patients had a complete response (CR - no detectable residual tumor) and 35 had a partial response (PR). An additional 23 patients had stable disease. Thus, a total of 82% of the patients had either tumor shrinkage or stable disease. Throughout the trial, there was no systemic toxicity attributed to G17DT.

     One patient showed a previously unseen response pattern. He first responded to treatment with the combination of G17DT and cisplatin/5FU with a reduction of the tumor lesions by approximately 70% (a partial response). Subsequently, the disease stabilized; i.e. the size of the lesions did not increase for between 7 to 8 months, in spite of discontinuation of treatment with cisplatin halfway through the study period because of neuropathy. An additional treatment with G17DT in October 2002, the 5th overall, resulted in a reduction of the tumor lesions (PR) by a further 80%. Subsequent to the sixth treatment in January 2003, there was a complete disappearance of all lesions, the second complete response in the study. Sixteen months after his first treatment, the patient is alive and doing well, with no residual tumor detectable.


     The characteristics of the patient's response after extended treatment with G17DT without cisplatin strongly suggest a direct relation between anti-gastrin immunotherapy and the disappearance of the tumor lesions. Our anti-gastrin targeted immunotherapy adds a biological, non-toxic dimension to the treatment of gastrointestinal cancers.


     There is only one large, randomized, phase III clinical trial that has been reported in the medical literature with cisplatin plus 5FU for patients with advanced gastric cancer. Of 399 total patients enrolled in the trial, 245 were evaluable. For the patients treated with cisplatin plus 5FU, the tumor response rate was 20%, as reported by the European Organization for Research and Treatment of Cancer (EORTC) which conducted the trial. The results reported by us on February 7, 2003 compare favorably with those results. They represent a 155% improvement relative to the 20% results reported in the EORTC clinical trial.


     On February 21, 2002, we announced that the US Food and Drug Administration
(FDA) reviewed and granted our request for fast track designation for our G17DT (anti-gastrin) immunogen in combination with cisplatin and 5-FU "for use in stage IV gastric cancer to improve overall survival." Fast track is a formal mechanism to interact with the FDA using approaches that are available to all applicants for marketing claims. The benefits of fast track include scheduled meetings to seek FDA input into development plans, the option of submitting a New Drug Application in sections rather than all components simultaneously, and the option of requesting evaluation of studies using surrogate endpoints. The fast track designation is intended for the combination of a product and a claim that addresses an unmet medical need, but is independent of the FDA's priority review and accelerated approval mechanisms.

     Set forth below is certain preliminary unaudited summary financial information for the year ended December 31, 2002.


                                                         Year Ended
                                                      December 31, 2002
                                               ---------------------------------
                                               (unaudited, dollars in millions,
                                                    except per share data)
Total cash and current investments...........              $  9
Revenue......................................                 0
Total costs and expenses.....................                40
Net loss.....................................                40
Basic and diluted loss per share.............              1.91

     The preliminary results for the year ended December 31, 2002 above are subject to adjustment by management before the audit is completed and may be adjusted based upon the results of the audit currently being completed as of that date. Should management or audit adjustments be necessary, audited results could differ materially from these preliminary results.



            STOCK OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of February 21, 2003 with respect to the beneficial ownership of our common stock by: (1) each person known to own beneficially more than 5% of the outstanding shares of our common stock, based on the Schedules 13D and 13G on file for the Company, (2) the Company's CEO and each of its directors and four most highly compensated executive officers other than the CEO and (3) the directors and executive officers as a group.

     Except as hereinafter described, no single shareholder of record owned or beneficially owned, as of February 21, 2003, more than 5% of our common stock. As of February 21, 2003, Cede & Co., a nominee of securities depositories for various segments of the financial industry, held approximately 17,084,817 shares, representing approximately 70.6% of our outstanding common stock, none of which was owned beneficially by Cede & Co.

   Name and Address of                                           Percentage of
    Beneficial Owner                 Number of Shares            Common Stock**
    ----------------                 ----------------            ---------------

Salomon Smith Barney Holdings, Inc.      4,947,648                    20.4
388 Greenwich Street
Legal Department, 20th Floor
New York, New York  10013

Heartland Advisors, Inc.                 3,306,300                    13.7
789 North Water Street
Milwaukee, Wisconsin 53202

Deutsche Bank AG                         1,338,436                     5.5
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany

Philip C. Gevas                          2,549,050 (1)(2)              10.5
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

William A. Hasler                          391,000 (3)                  1.6
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Dov Michaeli                               352,500 (4)                  1.5
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Robert S. Basso                            136,166 (5)                    *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Nicholas J. Stathis                        193,000 (6)                    *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Frederick W. Jacobs                         55,500 (7)                    *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Georges Hibon                               54,000 (8)                    *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Paul Broome                                     -                         *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

Richard Ascione                                 -                         *
80 S.W. Eighth Street, Suite 2160
Miami, Florida 33130

All Executive Officers and               3,731,216                     15.4
Directors as a group


*         Less than 1% of the outstanding common stock.
**        Based on 24,201,639 shares of common stock outstanding as of February
          21, 2003.

(1) Includes 900,000 warrants held by Mr. Gevas that are currently exercisable.
(2) 1,859,050 shares were disposed of by Mr. Gevas to trusts. Mr. Gevas disclaims beneficial ownership of 1,649,050 of these shares, but may be deemed to have beneficial ownership of them. The remaining shares have been disposed of by the trusts.
(3) Includes 321,000 warrants held by Mr. Hasler that are currently exercisable.
(4) Includes 270,000 warrants held by Mr. Michaeli that are currently exercisable.
(5) Includes 104,000 warrants held by Mr. Basso that are currently exercisable.
(6) Includes 143,000 warrants held by Mr. Stathis that are currently exercisable.

(7)       Includes 55,500 warrants held by Mr. Jacobs are currently exercisable.
(8) Includes 54,000 warrants held by Mr. Hibon that are currently exercisable.


     The exercise prices of the above-mentioned warrants range from $1.91 to $18.25 per share. Forms 3 and 4 were filed for 516,500 of these warrants in November 2002.

                              PLAN OF DISTRIBUTION

     On February 21, 2002, we signed an engagement letter with Wharton Capital pursuant to which Wharton Capital has agreed to act as non-exclusive financial consultant and/or placement agent in connection with the offering. Wharton Capital has used its best efforts to introduce us to selected institutional investors who will purchase the 500,000 shares of common stock. Wharton Capital has no obligation to buy any of the shares from us. Wharton Capital has solicited indications of interest from investors for the full amount of the offering. We have agreed to indemnify Wharton Capital and certain other persons against certain liabilities.

     We have agreed to pay Wharton Capital a fee equal to 6.00% of the proceeds of this offering and to reimburse the purchaser of our common stock offered hereunder for its legal expenses in connection with the offering up to $30,000. The following table shows the per share and total commissions we will pay to Wharton Capital in connection with the sale of the shares offered pursuant to this prospectus supplement and the accompanying prospectus.

Per share...........................................................    $   0.18

Total...............................................................    $ 88,800

     On February 21, 2003, we entered into a stock purchase agreement to sell 500,000 shares of common stock at a price of $2.96 per share for gross proceeds of $1,480,000. We expect to deliver the shares of common stock being offered hereby to purchasers on February 24, 2003.

     Concurrently with the stock purchase agreement, we have entered into a separate warrant agreement to sell 150,000 of unregistered warrants in a private placement at a purchase price of $0.125 per warrant. Each such unregistered warrant has registration rights and entitles the holder thereof to purchase a share of our common stock at a price of $2.96 per share at any time on or before February 26, 2008.

     This is a brief summary of the material provisions of the engagement letter and the stock purchase agreement. The summary does not purport to be a complete statement of its terms and conditions. Copies of the engagement letter and the stock purchase agreement are on file with the SEC as exhibits to a Current Report on Form 8-K and are incorporated by reference into the Registration Statement of which this prospectus supplement forms a part. See "Where You Can Find More Information" on page 16 of the accompanying prospectus.

                                   PROSPECTUS

                                5,000,000 Shares

                               APHTON CORPORATION

                                  Common Stock

     This prospectus allows us to issue and sell, from time to time in one or more offerings, up to 5,000,000 shares of our common stock.

          o We will provide a prospectus supplement each time we sell shares of our common stock pursuant to this prospectus.

          o The prospectus supplement will inform you about the specific terms of the offering and also may add, update or change information contained in this document.

          o You should read this document and any prospectus supplement carefully before you invest.

     Our common stock is traded on the Nasdaq National Market under the symbol "APHT." On July 10, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $5.55 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 of this prospectus for a discussion of certain factors you should consider before you buy shares of our common stock.

                              ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                              ---------------------


                  The date of this prospectus is July 12, 2002

                                TABLE OF CONTENTS


PROSPECTUS SUPPLEMENT........................................................S-1

PROSPECTUS

         PROSPECTUS SUMMARY....................................................2

         THE COMPANY...........................................................2

         RECENT DEVELOPMENTS...................................................3

         THE OFFERING..........................................................4

         RISK FACTORS..........................................................4

         NOTICE TO INVESTORS..................................................11

         FORWARD-LOOKING STATEMENTS...........................................12

         USE OF PROCEEDS......................................................13

         PLAN OF DISTRIBUTION.................................................14

         LEGAL MATTERS........................................................15

         EXPERTS..............................................................15

         WHERE YOU CAN FIND MORE INFORMATION..................................16

         INCORPORATION OF DOCUMENTS BY REFERENCE..............................16

                      -------------------------------------

                               PROSPECTUS SUMMARY

     This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. Statements included in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and you should refer to that agreement or document for a complete description. You should read both this prospectus and any prospectus supplement, together with the additional information described in this prospectus under the heading "Where You Can Find More Information."



                                   THE COMPANY

     Aphton Corporation is a biopharmaceutical company in one phase III and three phase II clinical trials. We apply our innovative technology-platform to develop products for neutralizing and removing from circulation, hormones and other molecules that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We have key strategic alliances with Aventis Pasteur (NYSE: AVE) and GlaxoSmithKline (NYSE: GSK).

     We have financed our operations since inception through the sale of our equity securities and, to a lesser extent, using operating revenues from R&D limited partnerships to conduct research and development. These funds provided us with the resources to hire staff, construct our research and development facilities, acquire capital equipment and finance technology and product development, manufacturing and clinical trials.

     Currently, we are conducting a phase III clinical trial with our anti-gastrin targeted immunotherapy, called G17DT, which induces antibodies in the patient in order to neutralize gastrin 17 (a hormone normally secreted in the stomach that regulates stomach acid and is also secreted by, and linked in certain cases to, the growth of cancers), for patients with advanced pancreatic cancer in the U.S. and in Europe. We are conducting a phase II trial with G17DT for patients with histologically confirmed, locally advanced and metastatic stomach cancer. We have concluded a phase II trial with G17DT which showed the reduction of post prandial (post-meal) levels of gastrin to normal levels, including reducing the hypergastrinemia levels of gastrin induced by the proton-pump drug omeprazole, to pre-meal levels of gastrin, for patients treated with omeprazole. We plan to initiate a clinical trial at the end of this year to show, among other endpoints, that G17DT may be efficacious in providing symptomatic relief to patients suffering from gastroesophageal reflux disease (or GERD). A phase II trial is also underway in the U.S. and Europe using our immunogen called GnRH pharmaccine, which is a targeted immunotherapy that neutralizes the hormone GnRH, for the treatment of chronic diseases and cancer, for prostate cancer patients who are not responding to hormone therapy.

     We anticipate that our existing capital resources, which consist primarily of cash and short-term cash investments, including the proceeds from the sale of our equity securities issued hereunder and interest thereon, would enable us to maintain a range of operations into the third quarter of 2003. Our working capital and capital requirements depend on numerous factors, including the following:

          o the progress of our research and development program, preclinical testing and clinical trials;

          o    the timing and cost of obtaining regulatory approvals;

          o the levels of resources that we devote to product development, manufacturing and marketing capabilities;

          o    technological advances;

          o    competition; and

          o collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources.


                               RECENT DEVELOPMENTS

     On June 30, 2002, we decided that it is preferable for us to effect a registered offering after exploring an offering of up to approximately $25 million of shares of our common stock to qualified institutional buyers and accredited investors in a private placement in reliance upon Rule 506 under Regulation D under the Securities Act of 1933. On July 1, 2002, we abandoned this private offering and we and the placement agent terminated all offering activity in connection with the private offering. Any offers to buy or indications of interest given in the private offering were rejected or otherwise not accepted by Aphton Corporation. No securities were sold in the private placement. This prospectus supercedes any offering materials used in the abandoned private offering.

                                  THE OFFERING


 Common stock offered by this prospectus................   5,000,000 shares

 Common stock outstanding after the offering............  25,101,639 shares (1)

 Use of proceeds........................................  For general corporate purposes, including
                                                          our ongoing clinical
                                                          trials and operations.

 Nasdaq National Market symbol..........................  APHT

-----------------------

(1) Assumes the sale of all of the shares offered hereby. Based on shares outstanding as of July 10, 2002. Does not include:

     - approximately 2,700,000 shares of common stock issuable upon exercise of outstanding warrants as of July 10, 2002, or

     - 848,216 shares to be issued, assuming an offering price of $7.00, pursuant to anti-dilution rights to shareholders of our common stock issued in connection with a private placement on August 24, 2001.


                                  RISK FACTORS

     If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. Additional risks and uncertainties not presently known to us or that we currently do not consider material also may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     Our potential products are in various stages of product development. Some of our potential products are in research or in early development, and we have generated no revenues from product sales. Our most advanced potential product, an immunogen to treat pancreatic cancer, is in a phase III trial in the United States and Europe. Our other potential products to treat stomach cancer, colorectal cancer, gastroesophageal reflux disease (or GERD), chronic peptic ulcers, breast cancer, endometriosis and prostate cancer are mostly at phase II but some potential products are in even earlier phases of development. All of our potential products will require expensive and extensive, time consuming clinical testing, and some may require additional research and development, prior to commercial use. Accordingly, we do not expect to derive revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities at reasonable costs or those products may not be accepted by the marketplace.

     We expect to continue incurring substantial operating losses in the next several years. We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase as a result of the expenses associated with clinical testing and research and development. As of March 31, 2002, we had an accumulated deficit of approximately $111 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products.

     We have never paid any dividends and do not expect to pay cash dividends before significant product revenues, if any, are realized, if then.

     We have substantial capital requirements and we may not be able to obtain additional financing. Developing our technology and products will require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. Our future capital requirements will depend on many other factors, including:

          o continued scientific progress in the research and development (clinical trials) of our products;

          o our ability to collaborate with others for the manufacture, marketing and sale of our products;

          o    the cost of regulatory approvals;

          o the cost of establishing, maintaining and enforcing intellectual property rights;

          o    competing technological and market developments; and

          o    changes in our existing research relationships.

     Our rate of expenditure during the three months ended March 31, 2002 averaged approximately $3.36 million per month. We anticipate that our rate of expenditure will likely decrease for the remainder of 2002 and will then likely increase in 2003. Our rate of expenditure may further increase, however, if we pursue preclinical studies or clinical trials for our other products at a faster rate than we currently anticipate. We believe that our current capital resources, which consist primarily of cash and cash equivalents, including the proceeds from the sale of our equity securities issued hereunder and interest thereon, should be sufficient, barring unforeseen circumstances, to fund our operating expenses and capital requirements as currently planned into the third quarter of the year 2003.

     We may seek additional financing through collaborative arrangements or through public or private equity or debt financings. Additional financing may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, dilution to the interests of existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves.

     Our different approach to disease treatment may not prove successful. Our products under development are based on an approach to disease therapy and prevention which has not yet been approved. Our approach may ultimately prove to be unsuccessful since:

          o    we may not successfully complete our product development efforts,

          o    our products may not be proven to be safe and effective,

          o we may not receive approval from the U.S. Food and Drug Administration or FDA, or any other applicable regulatory agencies, or

          o medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

     Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

     The development of our products is subject to extensive regulation. The research, preclinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Clinical trials and manufacturing and marketing of products undergo rigorous testing and approval processes by the FDA and equivalent foreign regulatory authorities, including the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

     We may apply for approval from MCA or other European Union regulatory agencies to commercialize our potential immunogen to treat one or more of the gastrointestinal system cancers and ulcerations previously described, prior to applying for similar FDA approval. Even if we obtain approval from the MCA or other foreign regulatory agencies, FDA approval would still be required prior to marketing such a product in the United States. Although we have filed an Investigational New Drug application, or IND (a type of submission used to ultimately obtain FDA approval to market a new drug), with the FDA and the FDA has permitted us to proceed with clinical trials in the United States for pancreatic cancer, gastric cancer and prostate cancer, the clinical trials will seek safety data as well as efficacy data and will require substantial time and significant funding. Furthermore, we, the FDA, the MCA or other foreign regulatory agencies may suspend clinical trials at any time if it is determined that the participants in such trials are being exposed to unacceptable health risks. Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

     The industry in which we operate is characterized by rapid technological change and intense competition. The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or evolving products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products. In addition, other technologies may in the future be the basis of competitive products. Our competitors may succeed in developing technologies and products that are more effective than those we are developing or that would render our technology and products obsolete or noncompetitive.

     Our ability to enforce our patents and proprietary rights is uncertain. Our success will depend in large part on our ability to obtain patents, both in the United States and in other countries, maintain our unpatented trade secrets and operate without infringing on the proprietary rights of others. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

     As of June 25, 2002 we held 27 issued patents and have pending patent applications and patent applications in preparation. Our pending applications or patent applications in preparation or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected.

     Our commercial success also will depend, in part, on our not infringing patents issued to others. We may be required to obtain licenses to patents, patent applications or other proprietary rights of others. If we do not obtain such licenses, we could encounter delays in product introductions while we attempt to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. Our products may ultimately be found to infringe on the patents or proprietary rights of others. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation brought against us on such patents or in litigation in which we assert our patents against another party, or in litigation brought by another party asserting its patents against us. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial financial costs to us and diversion of management attention, even if the eventual outcome is favorable to us. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

     We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection.

     We depend on key personnel. We depend upon the services of our senior management, none of whom is subject to an employment agreement with us. We have not insured against the loss, due to death or disability, of any key personnel. The loss of the services of any key personnel could have a material adverse effect on us. Because of the specialized nature of our business, our success also depends upon our ability to attract and retain highly qualified scientists and other technical personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.

     We may be exposed to product liability claims and uninsured risk. The use of any of our products, whether for commercial applications or during pre-clinical or clinical trials, exposes us to an inherent risk of product liability claims if such products cause injury or result in adverse effects. Such liability might result from claims made directly by health care institutions, contract laboratories or others selling or using such products. We currently maintain product liability coverage against risks associated with testing our potential products in clinical trials. Insurance coverage for product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

     Our business involves the use of hazardous materials that could expose us to environmental liability. Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

     We depend on others for manufacturing and marketing. We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform successfully their contractual responsibilities, the amount and timing of resources to be dedicated to these activities will not be within our control. Such parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture and marketing of our products.

     We depend on one of our strategic collaborators to supply one of our key materials. Diphtheria Toxoid (DT) is a key material used in the development and manufacture of several of our therapeutic vaccines. We do not currently manufacture DT and large quantities of DT suitable for human use are not readily obtainable in the open market. We currently have a supply agreement with Aventis Pasteur, one of the few manufacturers of DT in the world, for this material. If the supply of DT from Aventis Pasteur is disrupted for any reason, we may be unable to obtain sufficient quantities of DT on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

     Future healthcare reforms may adversely affect our financial results. The levels of revenues and profitability of biotechnology and pharmaceutical companies, including us, may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to control health care costs. It is uncertain what legislative proposals, if any, will be adopted or what actions federal, state or third-party payors may take in response to any health care reform proposals or legislation. Further, to the extent that such proposals or reforms have an adverse effect on our business, financial condition and profitability or that of other biotechnology or pharmaceutical companies that are prospective corporate partners for certain of our products, our ability to commercialize our products may be affected adversely.

     Our success depends on third party reimbursement. Successful commercialization of our products will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and other organizations. Third-party payors are increasingly challenging the pricing of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse affect on our future operations.

     The price of our common stock may be volatile. The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding

          o    scientific discoveries,

          o    strategic partnerships or arrangements,

          o    technological innovations,

          o    litigation and governmental inquiries,

          o    commercial products,

          o    patents or proprietary rights,

          o    the progress of clinical trials,

          o    government regulation,

          o public concern as to the safety of drugs and reliability of our testing processes,

          o general market conditions may have a significant effect on the market price of our common stock, and

          o fluctuations in financial performance from period to period may have a significant impact on the market price of our common stock.

     The exercise of outstanding warrants and other rights to obtain additional shares could dilute the value of the shares. As of July 10, 2002, we had outstanding warrants to purchase approximately 2,700,000 shares of common stock expiring at various dates through December 31, 2015, with exercise prices ranging from $0.25 to $24.00 per share, all of which contain anti-dilution provisions. The exercise of these warrants could result in dilution of the value of the shares of our common stock and the voting power represented thereby. Because of existing antidilution rights, issuances of our common stock which are made at a price per share of less than $12.00 may result in the issuance of a significant number of additional shares. We have granted antidilution rights to the holders of 1,187,503 shares of our common stock whereby in the event that, at any time before September 21, 2002, we issue shares of common stock or rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of common stock at a price per share less than $12.00 per share, then we must issue to those holders an additional number of shares of common stock equal to the number obtained by subtracting (a) the quotient obtained by dividing $14,250,036 (the total price paid by those holders) by that lesser purchase price minus (b) 1,187,503 (the total number of shares purchased by those holders). For example, if we issue shares of common stock at a price of $7.00 per share during the period ended September 21, 2002, then we must issue an aggregate of 848,216 shares of common stock to those holders. The foregoing does not apply to the grant of options or warrants or the issuance of additional securities to any employees or consultants under any duly authorized stock option, restricted stock plan or stock purchase plan. We may issue additional capital stock, warrants and/or options to raise capital in the future which could result in additional dilution. Additionally, to attract and retain key personnel, we may issue additional securities, including stock options.

     No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. Public or private sales of substantial amounts of our common stock by persons or entities that have exercised options and/or warrants could adversely affect the prevailing market price of the common stock.


                               NOTICE TO INVESTORS


     We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it.

     This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

     You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, if underwriters participate in the offering, they may overallot in connection with the offering, and may bid for, and purchase, shares of the common stock in the open market. For a description of these activities, see "Plan of Distribution" on page 14.


                           FORWARD-LOOKING STATEMENTS


     This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

     These statements include, but are not limited to:

          o expectations as to the adequacy of our cash balances, cash flow from operations and the proceeds of securities issuances to support our operations for specified periods of time and as to the nature and level of cash expenditures;

          o expectations as to the receipt and timing of regulatory clearance and approvals;

          o expectations as to the development of our products, including our clinical research program; and

          o statements as to anticipated reimbursement from third-party healthcare payors for our products.

     The forward-looking statements included or incorporated by reference in these documents are based on the beliefs of our management as well as assumptions made by us and information available to us on the date hereof. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

     In addition, statements that use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. In evaluating our business, you should consider carefully the factors set forth above under the heading "Risk Factors" in addition to the other information set forth in this prospectus and incorporated by reference in this prospectus.


                                 USE OF PROCEEDS


     We cannot guarantee that we will receive any proceeds in connection with this offering. We plan to use the net proceeds from the sale of our common stock for general corporate purposes, including to fund our ongoing clinical trials and operations. Currently, we are conducting a phase III clinical trial with our anti-gastrin targeted immunotherapy, called G17DT, which induces antibodies in the patient in order to neutralize gastrin 17 (a hormone normally secreted in the stomach that regulates stomach acid and is also secreted by, and linked in certain cases to, the growth of cancers), for patients with advanced pancreatic cancer in the U.S. and in Europe. We are conducting a phase II trial with G17DT for patients with histologically confirmed, locally advanced and metastatic stomach cancer. We have concluded a phase II trial with G17DT which showed the reduction of post prandial (post-meal) levels of gastrin to normal levels, including reducing the hypergastrinemia levels of gastrin induced by the proton-pump drug omeprazole, to pre-meal levels of gastrin, for patients treated with omeprazole. We plan to initiate a clinical trial at the end of this year to show, among other endpoints, that G17DT may be efficacious in providing symptomatic relief to patients suffering from gastroesophageal reflux disease (or GERD). A phase II trial is also underway in the U.S. and Europe using our immunogen called GnRH pharmaccine, which is a targeted immunotherapy that neutralizes the hormone GnRH, for the treatment of chronic diseases and cancer, for prostate cancer patients who are not responding to hormone therapy.

     We have not identified precisely the amounts we plan to spend on each of these areas or the timing of such expenditures. Accordingly, our management will have significant flexibility in applying such proceeds.

     Depending upon the amount raised in this offering, we may require additional funds within the 12-month period following this offering to continue to fund our ongoing clinical trials and operations. Additional capital may be raised through additional public or private equity financing, as well as collaborative relationships, borrowings and other available sources.

                              PLAN OF DISTRIBUTION


     We may offer our common stock for sale in one or more transactions, including block transactions, directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. We may offer our common stock at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Any offering "at-the-market" will be limited to no more than 3,211,308 shares of our common stock.

     If we use underwriters in an offering of our common stock, we will execute an underwriting agreement with such underwriters and will set out the name of each underwriter and the terms of the transaction, including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of a prospectus supplement. Common stock will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If we use dealers in an offering of our common stock, we will sell the common stock to the dealers as principals. The dealers then may resell such shares of common stock to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement.

     If we use agents in an offering of our common stock, the names of the agents and the terms of the agency arrangement will be set forth in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described in a prospectus supplement. Underwriters, dealers and agents, may be entitled to indemnification by us against certain liabilities (including liabilities under the Securities Act of 1933) under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement.

     We also may solicit offers to purchase our common stock from, and sell common stock directly to, institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof. The terms of any offer will be set forth in a prospectus supplement.

     Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business and receive customary fees for such services.

     If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase our common stock pursuant to contracts providing for payment and delivery on a future date. The obligations of any institutional investor will be subject to the condition that its purchase of our common stock will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

     To facilitate an underwritten offering of our common stock, certain persons participating in the underwritten offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments of the common stock. Over-allotments involve the sale by persons participating in the offering of more common stock than we have sold to them. In such circumstances, these persons would cover over-allotments by purchasing our common stock in the open market or by exercising their over-allotment options. In addition, such persons may stabilize or maintain the price of our common stock by bidding for or purchasing our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if common stock they sell are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may discontinue at any time.



                                  LEGAL MATTERS

     Certain legal matters with respect to the shares of our common stock offered pursuant to this registration statement will be passed upon by White & Case LLP, New York, New York.


                                     EXPERTS


     The financial statements of Aphton Corporation as of and for the year ended January 31, 2001 and the eleven months ended December 31, 2001, appearing in Aphton Corporation's Transitional Report on Form 10-K for the eleven months ended December 31, 2001 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The statements of operations, stockholders' equity and cash flows of Aphton Corporation for the year ended January 31, 2000, incorporated in this prospectus by reference to the Transitional Report on Form 10-K for the eleven months ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION


     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and therefore we file reports, proxy statements and other information with the SEC. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page on the Internet (http://www.sec.gov) that contains certain reports and other information filed by us.


                     INCORPORATION OF DOCUMENTS BY REFERENCE


     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     This prospectus incorporates by reference the documents listed below.

          o Transition Report on Form 10-K for the eleven months ended December 31, 2001 filed on March 29, 2002 and Amended Transition Report on Form 10-K/A for the eleven months ended December 31, 2001 filed on July 11, 2002;
          o Quarterly Report on Form 10-Q for the period ended March 31, 2002 filed on May 9, 2002;
          o Current Reports on Form 8-K filed on January 23, 2002 and January 31, 2002; two current reports on Form 8-K filed on February 5, 2002; current reports on Form 8-K filed on February 7, 2002, March 21, 2002, May 20, 2002 and June 12, 2002; the current report on Form 8-K filed on March 18, 2002 disclosing an underwriting agreement with Morgan Keegan & Company, Inc.;
          o The description of our common stock contained in our Registration Statement on Form 8-A, filed on January 30, 1998.

     We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the entire time all of the shares of our common stock offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                               Aphton Corporation
                        80 S.W. Eighth Street, Suite 2160
                              Miami, Florida 33130
                               Tel: (305) 374-7338

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                               APHTON CORPORATION

                         500,000 Shares of Common Stock



                                   PROSPECTUS

                                   SUPPLEMENT


                                February 21, 2003


     You should rely on the information contained in this prospectus supplement and attached prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and attached prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and attached prospectus is accurate only as of the date of this prospectus supplement and prospectus, regardless of the time of delivery of this prospectus supplement and attached prospectus or of any sale of our common shares.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement and attached prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and attached prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and attached prospectus applicable to that jurisdiction.